SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

CNH GLOBAL N.V.

Form 6-K for the month of June 2010

Explanatory Note: On June 21, 2010, the Registrant announced that its wholly owned subsidiary, Case New Holland Inc., plans to offer approximately $1.0 billion of senior notes due in 2017 (the “Offering”). This report is furnished to provide a copy of the news release, certain information not previously published that was included in the offering circular prepared for the Offering and unaudited consolidated condensed financial statements for the three months ended March 31, 2010. The financial statements contain additional information that was not included with CNH Global N.V.’s Form 6-K dated April 21, 2010, as amended on April 30, 2010. This information includes a statement of shareholders’ equity, as well as certain expanded note disclosure.

List of Exhibits:

1.	News Release entitled, “CNH Announces $1.0 Billion Senior Notes Offering”

2.	Supplemental Financial Information

3.	Other Information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 21, 2010

Exhibit 1

FOR IMMEDIATE RELEASE
For more information contact:
Gerry Spahn	Investor Relations	(630) 887-2385

CNH Announces $1.0 Billion Senior Notes Offering

Burr Ridge, IL., - (June 21, 2010) - CNH Global N.V. (NYSE: CNH) today announced its wholly owned subsidiary, Case New Holland Inc., plans to offer approximately $1.0 billion of senior notes due in 2017. The notes will be guaranteed by CNH Global N.V. and certain other direct and indirect equipment subsidiaries of CNH Global N.V. The company expects to complete the transaction in the next few days.

Case New Holland, Inc. intends to use the proceeds from the offering primarily for the repayment of debt, including redemption of the outstanding $500 million aggregate principal amount of its 7.125% Senior Notes due 2014 and repayment of debt owed to Fiat. Any remaining proceeds would be used for general corporate purposes. Pending application of the net proceeds, Case New Holland, Inc. would expect to hold some or all of the proceeds in the form of cash, cash equivalents or deposits under cash management pools with Fiat affiliates.

The notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer solicitation or sale would be unlawful.

Forward-looking statements. We can give no assurance that the contemplated offering will be completed.

Exhibit 2

Supplemental Financial Information

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Revenues:
Net sales	$3,237	$3,052	$3,237	$3,052	$—	$—
Finance and interest income	283	214	29	34	340	258

	3,520	3,266	3,266	3,086	340	258

Costs and Expenses:
Cost of goods sold	2,698	2,627	2,698	2,627	—	—
Selling, general and administrative	394	380	296	293	98	87
Research, development and engineering	99	93	99	93	—	—
Restructuring	2	2	2	1	—	1
Interest expense	202	186	81	79	160	140
Interest compensation to Financial Services	—	—	47	42	—	—
Other, net	56	75	32	47	24	31

Total	3,451	3,363	3,255	3,182	282	259

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates	69	(97)	11	(96)	58	(1)
Income tax provision	70	17	60	17	10	—
Equity in income (loss) of unconsolidated subsidiaries and affiliates:
Financial Services	3	2	51	1	3	2
Equipment Operations	7	(21)	7	(21)	—	—

Net income (loss)	9	(133)	9	(133)	51	1
Net income (loss) attributable to noncontrolling interests	(7)	(7)	(7)	(7)	—	—

Net income (loss) attributable to CNH Global N.V.	$16	$(126)	$16	$(126)	$51	$1

Weighted average shares outstanding:
Basic	237.5	237.4

Diluted	238.2	237.4

Basic and diluted earnings (loss) per share (“EPS”) attributable to CNH Global N.V. common shareholders:
Basic EPS	$0.07	$(0.53)

Diluted EPS	$0.07	$(0.53)

Dividends per share	$—	$—

These Condensed Consolidated Statements of Operations should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED BALANCE SHEET

AND SUPPLEMENTAL INFORMATION

As of March 31, 2010 (Unaudited) and December 31, 2009

	Consolidated		Equipment Operations		Financial Services
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(in millions)
ASSETS
Cash and cash equivalents	$874	$1,263	$214	$290	$660	$973
Deposits in Fiat affiliates cash management pools	2,185	2,251	2,153	2,144	32	107
Accounts, notes receivable and other—net	14,210	8,426	944	788	13,541	7,952
Intersegment notes receivable	—	—	2,485	2,398	489	634
Inventories	3,284	3,297	3,284	3,297	—	—
Property, plant and equipment, net	1,694	1,764	1,691	1,761	3	3
Equipment on operating leases—net	600	646	3	3	597	643
Investment in Financial Services	—	—	2,217	2,377	—	—
Investments in unconsolidated affiliates	411	415	329	330	82	85
Goodwill and other intangibles	3,081	3,091	2,923	2,935	158	156
Other assets	2,701	2,055	1,584	1,557	1,117	498

Total Assets	$29,040	$23,208	$17,827	$17,880	$16,679	$11,051

LIABILITIES AND EQUITY
Short-term debt	$3,098	$1,972	$72	$136	$3,026	$1,836
Accounts payable	2,094	1,915	2,170	2,061	187	151
Long-term debt, including current maturities	11,842	7,436	3,535	3,532	8,307	3,904
Intersegment debt	—	—	489	634	2,485	2,398
Accrued and other liabilities	5,244	5,075	4,800	4,708	456	384

Total Liabilities	22,278	16,398	11,066	11,071	14,461	8,673
Equity	6,762	6,810	6,761	6,809	2,218	2,378

Total Liabilities and Equity	$29,040	$23,208	$17,827	$17,880	$16,679	$11,051

These Condensed Consolidated Balance Sheets should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

AND SUPPLEMENTAL INFORMATION

For the Three Months Ended March 31, 2010 and 2009

(Unaudited)

	Consolidated		Equipment Operations		Financial Services
	Three Months Ended March 31,		Three Months Ended March 31,		Three Months Ended March 31,
	2010	2009	2010	2009	2010	2009
	(in millions)
Operating activities:
Net income (loss)	$9	$(133)	$9	$(133)	$51	$1
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Depreciation and amortization	101	92	71	62	30	30
Intersegment activity	—	—	(154)	(89)	154	89
Changes in operating assets and liabilities	(379)	(529)	290	(224)	(669)	(305)
Other, net	(124)	(41)	(99)	(51)	(76)	9

Net cash provided (used) by operating activities	(393)	(611)	117	(435)	(510)	(176)

Investing activities:
Expenditures for property, plant and equipment	(32)	(46)	(32)	(46)	—	—
Expenditures for equipment on operating leases	(77)	(44)	—	—	(77)	(44)
Net collections from retail receivables	120	699	—	—	120	699
Net withdrawals from (deposits in) Fiat affiliates cash management pools	36	577	(37)	563	73	14
Other, net	49	43	(19)	2	48	41

Net cash provided (used) by investing activities	96	1,229	(88)	519	164	710

Financing activities:
Intersegment activity	—	—	(70)	(91)	70	91
Net decreases in indebtedness	(88)	(576)	(40)	(5)	(48)	(571)
Other, net	4	—	4	—	20	—

Net cash provided (used) by financing activities	(84)	(576)	(106)	(96)	42	(480)

Effect of foreign exchange rate changes on cash and cash equivalents	(8)	(5)	1	(6)	(9)	1

Increase (decrease) in cash and cash equivalents	(389)	37	(76)	(18)	(313)	55
Cash and cash equivalents, beginning of period	1,263	633	290	173	973	460

Cash and cash equivalents, end of period	$874	$670	$214	$155	$660	$515

These Condensed Consolidated Statements of Cash Flows should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the Three Months Ended March 31, 2010 and 2009

(Unaudited)

	Common Shares	Paid-in Capital	Treasury Stock	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total	Comprehensive Income (Loss)
Balance, January 1, 2009	$595	$6,172	$(8)	$396	$(701)	$121	$6,575
Comprehensive income
Net income (loss)	—	—	—	(126)	—	(7)	(133)	$(133)
Translation adjustment	—	—	—	—	(70)	(2)	(72)	(72)
Pension liability adjustment, net of tax	—	—	—	—	9	—	9	9
Available for sale securities, net of tax	—	—	—	—	(1)	—	(1)	(1)
Derivative financial instrument, net of tax	—	—	—	—	(16)	—	(16)	(16)

Total								$(213)

Stock compensation	—	1	—	—	—	—	1

Balance, March 31, 2009	$595	$6,173	$(8)	$270	$(779)	$112	$6,363

Balance, January 1, 2010	$595	$6,188	$(8)	$210	$(267)	$92	$6,810
Comprehensive income
Net income (loss)	—	—	—	16	—	(7)	9	$9
Translation adjustment	—	—	—	—	(11)	(1)	(12)	(12)
Pension liability adjustment, net of tax	—	—	—	—	19	—	19	19
Available for sale securities, net of tax	—	—	—	—	2	—	2	2
Derivative financial instrument, net of tax	—	—	—	—	(32)	—	(32)	(32)

Total								$(14)

Stock compensation	—	3	—	—	—	—	3
Issuance of common shares	1	3	—	—	—	—	4
Adjustment to adopt new accounting guidance regarding consolidation of variable interest entities	—	—	—	(8)	(33)	—	(41)

Balance, March 31, 2010	$596	$6,194	$(8)	$218	$(322)	$84	$6,762

These Condensed Consolidated Statements of Changes in Equity should be read in conjunction with the Company’s audited consolidated financial statements and notes for the year ended December 31, 2009, and the Notes to Condensed Consolidated Financial Statements.

CNH GLOBAL N.V.

REVENUES AND NET SALES

For the Three Months Ended March 31, 2010 and 2009

(Unaudited)

	Three Months Ended March 31,
	2010	2009	%Change
	(in millions)
Revenues:
Net sales
Agricultural equipment	$2,626	$2,572	2%
Construction equipment	611	480	27%

Total net sales	3,237	3,052	6%
Financial services	340	258	32%
Eliminations and other	(57)	(44)

Total revenues	$3,520	$3,266	8%

Net sales:
North America	$1,299	$1,362	(5)%
Western Europe	804	917	(12)%
Latin America	631	320	97%
Rest of World	503	453	11%

Total net sales	$3,237	$3,052	6%

CNH GLOBAL N.V.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Principles of Consolidation and Basis of Presentation—The accompanying unaudited condensed consolidated financial statements and supplemental information reflect all adjustments which, except as disclosed, consist of normal, recurring adjustments that are, in the opinion of management, necessary for a fair presentation of the consolidated results of CNH Global N.V., a Netherlands corporation, and its consolidated subsidiaries (“CNH” or the “Company”) in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”); however, because of their condensed nature, they do not include all of the information and note disclosures required by U.S. GAAP or the rules of the Securities and Exchange Commission (“SEC”) for complete annual or interim period financial statements. These financial statements should be read in conjunction with the audited, consolidated financial statements and notes thereto for the year ended December 31, 2009 included in the Company’s Annual Report on Form 20-F filed with the SEC on February 25, 2010. CNH is controlled by Fiat Netherlands Holding N.V., a wholly owned subsidiary of Fiat S.p.A. (“Fiat”). As of March 31, 2010, Fiat owned approximately 89% of CNH’s outstanding common shares.

The condensed consolidated financial statements include the accounts of CNH’s subsidiaries in which CNH has a controlling financial interest and reflect the noncontrolling interests of the minority owners of the subsidiaries that are not fully owned for the periods presented, as applicable. A controlling financial interest may exist based on ownership of a majority of the voting interest of a subsidiary, or if CNH is determined to be the primary beneficiary of a variable interest entity (“VIE”). The operations and key financial measures and financial analyses differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, management believes that certain supplemental disclosures are important in understanding the consolidated operations and financial results of CNH. The supplemental financial information captioned “Equipment Operations” includes the results of operations of CNH’s agricultural and construction equipment operations, with the Company’s financial services businesses reflected on the equity method of accounting. The supplemental financial information captioned “Financial Services” reflects the combination of CNH’s financial services operations.

2. Recent Accounting Developments—As of the beginning of 2010, CNH adopted new accounting guidance related to the accounting for transfers of financial assets and the consolidation of VIEs.

In June 2009, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which changes the accounting for transfers of financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity” (“QSPE”), changes the requirements for derecognizing financial assets, and requires additional disclosures by providing greater transparency about transfers of financial assets, including securitization transactions, and an entity’s continuing involvement in and exposure to the risks related to transferred financial assets.

In June 2009, the FASB also issued new accounting guidance which amends the accounting for VIEs. The guidance changes the criteria for determining whether the consolidation of a VIE is required from a quantitative risk and rewards model to a qualitative model, based on control and economics. The guidance also eliminates the scope exception for QSPEs, increases the frequency for reassessing consolidation of VIEs and creates new disclosure requirements about an entity’s involvement in a VIE.

CNH adopted the new guidance on January 1, 2010. As a significant portion of CNH’s securitization trusts and facilities is no longer exempt from consolidation as QSPEs under the guidance, CNH reassessed these VIEs under the new qualitative model and determined CNH was the primary beneficiary. Therefore, CNH was required to consolidate the receivables and related liabilities held by these VIEs based on the carrying amounts of the assets and liabilities, as prescribed by the new guidance. The impact of CNH’s adoption of the new guidance on January 1, 2010 is as follows:

Adjustments for New Guidance
(in millions)
Accounts, notes receivable and other—net:
Retail receivables securitizations	$3,448
Wholesale receivables securitizations	1,563
Credit card receivables securitizations	181

Accounts, notes receivable and other—net—Total	5,192
Other assets: primarily restricted cash	517

Assets—Total	$5,709

Accrued and other liabilities	$22
Short-term debt	1,209
Long-term debt, including current maturities	4,519

Liabilities—Total	5,750

Equity—Total	(41)

Liabilities and Equity—Total	$5,709

The assets of the VIEs include restricted cash and certain receivables which are restricted to settle the obligations of those entities and are not expected to be available to CNH or its creditors. Liabilities of the consolidated VIEs include secured borrowings for which creditors or beneficial interest holders do not have recourse to the general credit of CNH.

An additional impact of adopting this guidance is that certain funding transactions that would have historically met the derecognition criteria will not qualify for derecognition under the new accounting rules. Beginning on January 1, 2010, wholesale receivables originated in Europe that were included in factoring programs for the revolving sale to third party factors are treated as secured borrowings. As of March 31, 2010, €126 million ($169 million) of receivables continue to be treated as sales under the superseded accounting rules as they were sold prior to January 1, 2010.

CNH adopted the guidance prospectively, and therefore, the financial statements prepared for 2010 and following will reflect the new accounting requirements, but the financial statements for periods ending on or before December 31, 2009 will reflect the accounting guidance applicable during those periods. CNH’s statement of operations for the quarter ended March 31, 2010 no longer reflects securitization income and initial gains or losses on new securitization transactions, but instead reports interest income and other income associated with all securitized receivables, and interest expense associated with the debt issued from the securitization trusts and facilities. Therefore, current period results and balances will not be comparable to prior period amounts. In addition, because the Company’s new securitization transactions will be accounted for as secured borrowings rather than asset sales, the initial cash flows from these transactions will be presented as cash flows from financing transactions rather than cash flows from operating or investing activities.

3. Stock-Based Compensation Plans—Stock-based compensation consists of stock options and performance-based shares that have been granted under the CNH Equity Incentive Plan (“CNH EIP”) and the CNH Outside Directors’ Compensation Plan.

For the three months ended March 31, 2010 and 2009, pre-tax stock-based compensation costs were $3 million and $1 million, respectively.

4. Accounts and Notes Receivable—CNH utilizes the securitization and private bank markets to fund its retail, wholesale and credit card originations. Certain of the receivables are sold and not included in CNH’s consolidated balance sheets. The following table summarizes the principle amount of our receivables not included in the consolidated balance sheet as of March 31, 2010 and December 31, 2009. As discussed in “Note 2: Recent Accounting Developments,” CNH consolidated certain receivables held by VIEs and certain transactions no longer qualify for derecognition upon the adoption of new accounting guidance on January 1, 2010.

	March 31, 2010	December 31, 2009
	(in millions)
Wholesale receivables	$169	$2,316
Retail and other notes and finance leases	325	4,207
Credit card receivables	—	181

Total	$494	$6,704

There are three private retail transactions that are not included in our consolidated balance sheet as of March 31, 2010. These facilities were one time sales of receivables. Therefore, as these receivables are collected, the amount of off-book receivables will decrease.

Subsequent to December 31, 2009, the Company’s securitizations are accounted for as secured borrowings and the trusts are consolidated subsidiaries under the new guidance. Upon transfer of the receivables to the trusts, the receivables and certain cash flows derived from them become restricted for use in meeting obligations to the trusts’ creditors. The trusts have ownership of cash balances that also have restrictions for the trusts’ investors. The Company’s interests in trust receivables are generally subordinate to the interests of third-party investors. As of March 31, 2010, the Financial Services balance sheet includes the following amounts related to consolidated VIEs:

March 31, 2010
(in millions)
Accounts, notes receivable and other—owed to securitization investors	$5,876
Accounts, notes receivables and other—owed to CNH	878
Allowance for credit losses	(55)

Accounts, notes receivable and other—net	6,699
Other assets (Restricted cash, deferred taxes and other)	643

Assets held by consolidated VIEs – Total	$7,342

The Company maintains its allowance for credit losses at an amount deemed sufficient to absorb probable losses inherent in receivables, which includes the receivables in the trusts. Therefore, credit risk associated with the transferred receivables is fully reflected on the Company’s balance sheet in accordance with the accounting guidance.

The following table provides changes in the Company’s allowance for credit losses for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Balance, beginning of period	$393	$269
Addition related to adoption of new accounting guidance	59	—
Provision for credit losses	63	56
Receivables written off	(42)	(16)
Foreign currency translation and other	(6)	(13)

Balance, end of period	$467	$296

The assets of the consolidated VIEs are subject to credit, payment and interest risks on the transferred receivables. Apart from the restricted assets related to the securitization activities, the investors and the securitization trusts have no recourse to the Company’s other assets or credit for a shortage in cash flows.

5. Inventories—Inventories as of March 31, 2010 and December 31, 2009 consist of the following:

	March 31, 2010	December 31, 2009
	(in millions)
Raw materials	$719	$660
Work-in-process	218	189
Finished goods and parts	2,347	2,448

Total Inventories	$3,284	$3,297

6. Goodwill and Other Intangibles—The following table sets forth changes in goodwill and other intangibles for the three months ended March 31, 2010:

	Balance at December 31, 2009	Amortization	Foreign Currency Translation and Other	Balance at March 31, 2010
	(in millions)
Goodwill	$2,374	$—	$6	$2,380
Other Intangibles	717	(15)	(1)	701

Total Goodwill and Other Intangibles	$3,091	$(15)	$5	$3,081

As of March 31, 2010 and December 31, 2009, the Company’s other intangible assets and related accumulated amortization consisted of the following:

	Weighted Average Life	March 31, 2010			December 31, 2009
		Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
		(in millions)
Other intangible assets subject to amortization:
Engineering drawings	20	$378	$217	$161	$381	$215	$166
Dealer network	25	216	89	127	216	87	129
Software	5	382	272	110	386	267	119
Other	10-30	66	35	31	66	35	31

		1,042	613	429	1,049	604	445
Other intangible assets not subject to amortization:
Trademarks		272	—	272	272	—	272

Total other intangibles		$1,314	$613	$701	$1,321	$604	$717

CNH recorded amortization expense related to other intangible assets of approximately $15 million and $15 million for the three months ended March 31, 2010 and 2009, respectively.

7. Debt—The following table sets forth total debt as of March 31, 2010 and December 31, 2009:

	Consolidated		Equipment Operations		Financial Services
	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009	March 31, 2010	December 31, 2009
	(in millions)
Short-term debt:
With Fiat affiliates	$443	$537	$26	$7	$417	$530
Owed to securitization investors	1,057	—	—	—	1,057	—
Other	1,598	1,435	46	129	1,552	1,306
Intersegment	—	—	—	161	1,900	1,594

Total short-term debt	3,098	1,972	72	297	4,926	3,430

Long-term debt:
With Fiat affiliates	1,979	2,352	908	931	1,071	1,421
Owed to securitization investors	4,951	—	—	—	4,951	—
Other	4,912	5,084	2,627	2,601	2,285	2,483
Intersegment	—	—	489	473	585	804

Total long-term debt	11,842	7,436	4,024	4,005	8,892	4,708

Total debt:
With Fiat affiliates	2,422	2,889	934	938	1,488	1,951
Owed to securitization investors	6,008	—	—	—	6,008	—
Other	6,510	6,519	2,673	2,730	3,837	3,789
Intersegment	—	—	489	634	2,485	2,398

Total debt	$14,940	$9,408	$4,096	$4,302	$13,818	$8,138

Upon adoption of new accounting rules related to the accounting for transfers of financial assets and the consolidation of VIEs, the Company consolidated certain securitized receivables and the related debt of $5.8 billion that was issued from the trusts to third-party investors. See “Note 2: Recent Accounting Developments” for more information. Asset-backed securities are collateralized by receivables as described in “Note 4: Accounts and Notes Receivable.”

Utilizing the public asset securitization market, Financial Services closed a $1.1 billion retail transaction in North America during the first quarter of 2010. In addition, the U.S. wholesale securitization facility closed a 364-day, $200 million conduit facility. The proceeds raised from this new funding transaction were used to pay off an existing conduit facility.

At March 31, 2010, CNH had approximately $4.2 billion available under $10.5 billion total lines of credit and asset-backed facilities.

Consolidated long term debt includes current maturities of long term debt of $4.2 billion, of which $2.2 billion is owed to securitization investors.

CNH participates in Fiat affiliates cash management pools with other Fiat affiliates. Amounts deposited with Fiat affiliates as part of the Fiat cash management system are repayable to CNH upon one business day’s notice. To the extent that Fiat affiliates are unable to return any such amounts upon one business day’s notice and in the event of a bankruptcy or insolvency of Fiat, CNH may be unable to secure the return of such funds, and CNH may be viewed as a creditor of such Fiat entity with respect to such funds. There is no assurance that the future operations of the Fiat cash management system may not adversely impact CNH’s ability to recover its funds to the extent one or more of the above described events were to occur.

8. Income Taxes—For the three months ended March 31, 2010 and 2009, consolidated effective income tax rates were 101.4% and (17.5)%, respectively. For 2010, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, provisioning of tax contingencies, and enacted changes in tax law. The Company also recorded a $20 million tax charge in its results for the first quarter of 2010 for the change in the tax treatment of the Medicare Part D retiree drug subsidy under the new U.S. Patient Protection and Affordable Care Act. For 2009, the tax rate differs from the Netherlands statutory rate of 25.5% due primarily to the impact of tax losses in certain jurisdictions where no immediate tax benefit is recognized, recording valuation allowances against previously recognized deferred tax assets, provisioning of tax contingencies, and enacted changes in tax rates.

Management makes estimates and assumptions that affect the reported amounts of deferred tax assets. The Company has recorded valuation allowances to reduce its deferred tax assets to the amount it believes more likely than not to be realized. A change in judgment as to the realizability of the Company’s deferred tax assets may significantly impact CNH’s results of operations and financial position in the period that such a determination is made.

The Company is engaged in competent authority income tax proceedings at March 31, 2010. The Company anticipates reaching a settlement with competent authority within the next twelve months that may result in a tax deficiency assessment for which there should be correlative relief under competent authority. The potential tax deficiency assessment could have a net effect on cash flows in the range of $55 million to $60 million. The Company has provided for the tax contingencies and related competent authority recovery. The Company does not believe that the resolution of the competent authority proceedings will have a material adverse effect on the results of operations.

In connection with audits of tax years 2003 through 2007, the Internal Revenue Service disallowed certain deductions the Company claimed and imposed a penalty on some disallowed deductions. The Company intends to vigorously defend its position with respect to certain of these matters. If the Company is not successful, it estimates that it would have a $29 million tax deficiency. Because the Company believes that it is more likely than not that it will prevail on its claims based on its view of the technical merits of the cases, it has not provided tax contingency reserves for this amount.

9. Restructuring—During the three months ended March 31, 2010 and 2009, expense and utilization related to restructuring were as follows:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Balance, beginning of period	$45	$14
Expense	2	2
Utilization	(15)	(5)
Foreign currency translation and other	(2)	—

Balance, end of period	$30	$11

Restructuring expense and utilization for the three months ended March 31, 2010 primarily relates to severance and other costs incurred due to previously announced headcount reductions and plant closures.

10. Commitments and Contingencies

Litigation

In connection with a logistics Services Agreement among CNH Global N.V. (“CNH Global”), PGN Logistics Ltd. (“PGN”) and certain affiliated companies, PGN entered into a subcontract with Transport Cheron N.V. (“Cheron”). The subcontract was signed by Cheron, and PGN purported to sign the contract “in the name and on behalf of” CNH Global. CNH Global contends that it is not a party to the subcontract and that PGN was not authorized to sign the subcontract on its behalf. In early 2005, and as a result of the termination of the Services Agreement, Cheron filed suit in the District Court in Haarlem, the Netherlands against both PGN and CNH Global for breach of the subcontract and for preliminary relief. In March 2005 the District Court issued an order requiring CNH Global to pay €1,500,000 to Cheron as a preliminary payment of lost profit damages. CNH Global appealed this decision to the Court of Appeals in Amsterdam, and, on November 24, 2005, the Court of Appeals rendered its decision in effect holding that liability had not been demonstrated with a degree of certainty sufficient to warrant a preliminary award of damages. At this point the matter returned to the District Court for a determination of liability.

On September 24, 2008, the District Court issued its interim award with respect to liability. The District Court held that CNH Global is liable under the subcontract for damages that Cheron suffered as a result of the alleged breach of the subcontract. Cheron has alleged damages in the amount of approximately €21 million. CNH Global believes that the damages alleged by Cheron are improperly calculated and, as a result, are materially overstated. Moreover, CNH Global believes the District Court interim award with respect to liability is incorrect. The damages phase of the case is currently ongoing with Cheron having filed its Statement for the Record Commenting on the Damage and Change of Claim on September 30, 2009 and CNH Global having filed its Statement of Defense Commenting on the Damage on January 6, 2010. CNH Global anticipates that the damages phase of the case will be completed sometime during 2010. In addition, CNH Global plans to appeal the liability decision to the Court of Appeals in Amsterdam once a final award with respect to damages has been issued.

Guarantees

In the normal course of business, CNH and its subsidiaries provide indemnification for guarantees it arranges in the form of bonds guaranteeing the payment of taxes, performance bonds, custom bonds, bid bonds and bonds related to litigation. As of March 31, 2010 and December 31, 2009, total commitments of this type were approximately $499 million and $541 million, respectively.

As of March 31, 2010, CNH provides payment guarantees on financial debts of customers for approximately $501 million, of which the main guarantee relates to credit lines with BNDES, a development agency of the government of Brazil. BNDES has provided limited credit lines to qualified financial institutions at subsidized interest rates to enable subsidized retail financing to farmers for purchases of agricultural or construction equipment. In addition to participating directly in the program, Financial Services originated and continues to service secured retail loans on behalf of some other financial institutions participating in the BNDES program. CNH, through Financial Services, has guaranteed the portfolio against all credit losses. At March 31, 2010 and December 31, 2009, the guaranteed portfolio balance was $389 million and $349 million, respectively.

Warranty

CNH pays for basic warranty costs and other service actions within certain pre-established time periods. A summary of recorded activity as of and for the three months ended March 31, 2010 and 2009 for this commitment is as follows:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Balance, beginning of period	$301	$294
Expense	92	92
Claims paid and other adjustments	(74)	(76)
Foreign currency translation	(6)	(5)

Balance, end of period	$313	$305

11. Earnings (Loss) per Share—The following table reconciles the numerator and denominator of the basic and diluted earnings (loss) per share computations for the three months ended March 31, 2010 and 2009:

	Three Months Ended March 31,
	2010	2009
	(in millions, except per share data)
Basic earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$16	$(126)

Weighted average common shares outstanding—basic	237.5	237.4

Basic earnings (loss) per share attributable to CNH common shareholders	$0.07	$(0.53)

Diluted earnings (loss) per share attributable to CNH Global N.V. common shareholders:
Net income (loss) attributable to CNH	$16	$(126)

Weighted average common shares outstanding—basic	237.5	237.4
Effect of dilutive securities:
Stock compensation plans	0.7	—

Weighted average common shares outstanding—dilutive	238.2	237.4

Diluted earnings (loss) per share attributable to CNH common shareholders	$0.07	$(0.53)

12. Segment Information—CNH has three reportable operating segments: Agricultural Equipment, Construction Equipment and Financial Services.

A reconciliation from consolidated trading profit as defined by and reported to Fiat calculated in accordance with International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) to income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP for the three months ended March 31, 2010 and 2009 is as follows:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Trading profit reported to Fiat	$176	$64
Adjustments to convert from trading profit under IFRS to U.S. GAAP income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates:
Accounting for employee benefit plans	(6)	(10)
Accounting for intangible assets, primarily product development costs	(37)	(25)
Restructuring	(2)	(2)
Net financial expense	(71)	(70)
Accounting for receivable securitizations and other	9	(54)

Income (loss) before income taxes and equity in income (loss) of unconsolidated subsidiaries and affiliates under U.S. GAAP	$69	$(97)

The following summarizes trading profit by reportable segment:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Agricultural Equipment	$154	$108
Construction Equipment	(35)	(103)
Financial Services	57	59

Trading profit under IFRS	$176	$64

A summary of additional reportable segment information, compiled under IFRS, as of and for the three months ended March 31, 2010 and 2009 is as follows:

	Three Months Ended March 31,
	2010	2009
	(in millions)
Revenues:
Agricultural equipment	$2,626	$2,572
Construction equipment	611	480
Financial services	396	389
Eliminations	(72)	(57)

Net revenues under IFRS	3,561	3,384
Difference, principally finance and interest income on receivables held by securitization trusts and facilities that were exempt from consolidation under U.S. GAAP (on-book under IFRS)	(41)	(118)

Revenues under U.S. GAAP	$3,520	$3,266

13. Related Party Information—As of March 31, 2010, the Company had 237.7 million common shares outstanding. At March 31, 2010, CNH had 594 registered holders of record of its common shares in the United States. Registered Holders and indirect beneficial owners hold approximately 11% of CNH’s outstanding common shares.

Fiat Netherlands, a wholly owned subsidiary of Fiat, is the largest single shareholder with ownership of 89% of CNH’s outstanding common shares. Consequently, Fiat controls all matters submitted to a vote of the Company’s shareholders, including approval of annual dividends, election and removal of its directors and approval of extraordinary business combinations. Fiat Netherlands has the same voting rights as the Company’s other shareholders.

On March 31, 2010, the Company’s outstanding consolidated debt with Fiat and its affiliates was $2.4 billion, or 16% of the Company’s consolidated debt, compared to $2.9 billion or 31% as of December 31, 2009. As of March 31, 2010, Fiat guaranteed $1.4 billion of CNH’s debt with third parties, which is 14% of its outstanding debt with third parties.

Various Fiat affiliates, including CNH, are parties to a €1 billion ($1.3 billion) syndicated credit facility with a group of banks, which matures in August 2010. Loans under this facility accrue interest at fluctuating rates based on EURIBOR (or other index rates such as LIBOR depending on the currency borrowed), plus a margin. €300 million ($404 million) of this borrowing capacity was allocated to the Company with additional amounts potentially available depending on the usage by other borrowers. As of March 31, 2010 this facility was fully drawn, €300 million ($404 million) by CNH and €700 million ($944 million) by other Fiat affiliates.

Like other companies that are part of multinational groups, CNH participates in a group-wide cash management system with the Fiat Group. Interest earned on the Company’s deposits with Fiat treasury subsidiaries included in finance and interest income were approximately $3 million and $13 million for the three months ended March 31, 2010 and 2009, respectively.

CNH purchases engines and other components from the Fiat Group, and companies of the Fiat Group provide the Company with administrative services such as accounting and internal audit, cash management, maintenance of plant and equipment, plant security, research and development, information systems and training. The companies of the Fiat Group also provide purchasing services to CNH. CNH sells certain products to subsidiaries and affiliates of Fiat. In addition, the Company enters into hedging arrangements with counterparties that are members of the Fiat Group. The principal purchases of goods from Fiat and its affiliates include engines form Iveco and Fiat Powertrain Technologies, dump trucks from Iveco, robotic equipment and paint systems from Comau, and casting from Teksid. CNH and its subsidiaries were parties to derivative or other financial instruments having an aggregate contract value of $3.1 billion and $2.9 billion as of March 31, 2010 and December 31, 2009, respectively, to which affiliates of Fiat were counterparties.

In certain tax jurisdictions, the Company has entered into tax sharing agreements with Fiat and certain of its affiliates. Management believes the terms of these arrangements are customary for agreements of this type and are as advantageous as filing tax returns on a stand-alone basis.

The Company’s sales to affiliated companies and joint ventures were $42 million and $54 million for the three months ended March 31, 2010 and 2009, respectively. As of March 31, 2010 and December 31, 2009, CNH had trade payables to affiliated companies and joint ventures of $233 million and $270 million, respectively.

14. Subsequent Events—On April 21, 2010, Fiat announced its intention, subject to stable macroeconomic and credit market conditions and approval by Fiat shareholders, to effect a “demerger” under Article 2506 of the

Italian Civil Code. Pursuant to the contemplated demerger, Fiat would contribute to a new publicly-traded holding company, which may be called “Fiat Industrial S.p.A,” Fiat’s ownership of CNH Global, as well as Fiat’s truck and commercial vehicles business (Iveco) and its industrial and marine powertrain business. In connection with the demerger transaction, shareholders of Fiat S.p.A. would receive shares of capital stock of the new holding company.

In May 2010, the Company sold its interest in LBX Company LLC to S.C.M. (America), Inc., an affiliate of Sumitomo (S.H.I.) Construction Machinery Co., Ltd., to concentrate efforts on its key construction brands.

Exhibit 3

Other Information

Legal Proceedings

Three of CNH’s subsidiaries, New Holland Limited, New Holland Holding Limited and CNH (U.K.) Limited (together “CNH U.K.”), are claimants in group litigation (Class 2) against the Inland Revenue of the United Kingdom (“Revenue”) arising out of “unfairness” in the advance corporation tax (“ACT”) regime operated by the Revenue between 1974 and 1999. In December 2002, the issues relevant to CNH U.K. came before Mr. Justice Park in the High Court of Justice in England in a test case brought by Pirelli S.p.A and certain affiliates (“Pirelli”). He found against the Revenue and decided that Pirelli was entitled to compensation for wrongly paying ACT. The Revenue appealed, and the Court of Appeal (three Judges) agreed unanimously with the decision of Justice Park in the High Court and ruled again in favor of Pirelli. Again the Revenue appealed, and the final hearing on the issues took place in the House of Lords before five Judges during the fourth quarter of 2005. In February 2006, the House of Lords ruled that it had been wrong for Pirelli (and other claimants such as CNH U.K.) to pay ACT, but in calculating the compensation payable to the U.K. claimants, treaty credits that had been paid to the claimant’s parent companies on receipt of the dividends in question must be netted against any claim for an ACT refund. In the lower courts the Judges had ruled against netting off. During the pendency of the appeal to the House of Lords, the Revenue had been persuaded to pay compensation to claimants (including CNH U.K.) on a conditional basis. CNH U.K. had received approximately £10.2 million ($14.8 million) for interest and other costs. This was in addition to surplus ACT of approximately £9.1 million ($13.2 million) that had previously been repaid to CNH U.K., again on a conditional basis. The condition of receipt by CNH U.K. was that, if the final liability of the Revenue (if any) is determined by the House of Lords to be less than the sums already paid to CNH U.K., then a sum equivalent to the overpayment should be repaid (plus interest at 1% over base rate from the date of payment/receipt). The House of Lords did not make a determination of the amounts, if any, which must be repaid to the Revenue by each individual claimant but referred the case back to the High Court. A hearing took place in February 2007 and a judgment was delivered on March 23, 2007.

The hearing and judgment only partially dealt with the issues relevant to determine retention of the amounts paid to CNH U.K. The judgment also rejected the new argument put forward by the claimants for additional compensation. The judgment was appealed to the Court of Appeal in January 2008. That appeal was dismissed in a judgment delivered in February 2008. Pirelli was refused permission to appeal to the House of Lords on the methodology for calculating compensation. A further hearing before the High Court took place in October 2009 to deal with a separate but inextricably linked issue concerning whether claimants would have made a group income election, so as to avoid paying ACT, had one been available at the time of paying dividends, and in so doing forego the treaty credit paid as a consequence of paying ACT. The High Court hearing in October also heard a new claim, known as the Class IV action, that is being run in parallel with the Class 2 litigation, with Pirelli as the test claimant. This deals with an apparent breach of EU Community Law concerning the application of withholding tax

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to treaty credits paid to CNH Global N.V. at the time of the payment of dividends and the imposition of a U.K. tax charge on such dividends income. In February 2010, the High Court rejected these two claims it heard in the October 2009 hearing. The Court of Appeal confirmed in June 2010 that permission to appeal the High Court judgment to the Court of Appeal was granted.

Depending upon the final resolution of the Pirelli test case, CNH U.K. may be required to return to Revenue all or some portion of the approximately £10.2 million ($16.5 million) and the £9.1 million ($14.7 million) that had been previously received. During 2008 CNH U.K. management decided to make a provision for the valuation of the surplus ACT of £9.1 million ($14.7 million) that would be re-established as a tax asset with a full valuation allowance on the consolidated balance sheet in the event of repayment. There will be no further impact on the results of operations of CNH U.K. in the event that any, or all, monies received to date are ultimately required to be repaid. CNH U.K. intends to continue to vigorously pursue its remedies with regard to this litigation.

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